ACORDA THERAPEUTICS, INC.

420 SAW MILL RIVER ROAD

ARDSLEY, NY  10502

January 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tim Buchmiller

Re:       Acorda Therapeutics, Inc.
Registration Statement on Form S-3
Filed January 15, 2020
File No. 333-235929

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Acorda Therapeutics, Inc. hereby requests that the effective date for above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Eastern Time, on Friday, January 24, 2020, or as soon as practicable thereafter.

Please contact Matthew C. Franker of Covington & Burling LLP at (202) 662-5895 or mfranker@cov.com with any questions you may have regarding this request. In addition, please notify Mr. Franker when this request for acceleration has been granted.

Respectfully,

Acorda Therapeutics, Inc.

By: /s/ Andrew Mayer
Name:   Andrew Mayer
Title:     Senior Vice President,

              Deputy General Counsel and

              Corporate Secretary

cc:  Matthew C. Franker
       Covington & Burling LLP